United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

PACCAR Inc.

2. Name of person(s) relying on exemption:

a.	Calvert Responsible Index Series, Inc. on behalf of Calvert U.S. Large Cap Core Responsible Index Fund, Calvert U.S. Large Cap Value Responsible Index Fund and Calvert U.S. Mid Cap Core Responsible Index Fund, by the investment adviser, Calvert Research and Management.

3. Address of person(s) relying on Exemption:

a.	1825 Connecticut Avenue NW, Suite 400, Washington, DC 20009

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting.

PACCAR Inc (PCAR)

Proposal: Report on corporate climate lobbying in line with Paris Agreement

Proponent: Calvert Research and Management

Stu Dalheim

Executive Director, Engagement

sdalheim@calvert.com

Resolution:

Shareholders request that the Board of Directors annually conduct an evaluation and issue a report (at reasonable cost, omitting confidential or proprietary information) describing if, and how, PACCAR Inc. lobbying and policy influence activities (both direct and indirect through trade associations, coalitions, alliances, and other organizations) align with the goal of the Paris Agreement to limit average global warming to “well below” 2°C above pre-industrial levels, and to pursue efforts to limit temperature increase to 1.5°C, and how PACCAR plans to mitigate the risks presented by any misalignment. In evaluating the degree of alignment, PACCAR should consider not only its policy positions and those of organizations of which PACCAR is a member, but also the actual lobbying and policy influence activities.

Summary:

•	Corporate lobbying that is inconsistent with the Paris Agreement presents increasingly material risks to companies and their shareholders.

•	Delays in implementation of the Paris Agreement increase the physical risks of climate change, pose a systemic risk to economic stability and introduce uncertainty and volatility into our portfolios.

•	Increasingly, investors view progress in reducing greenhouse gas emissions as an imperative to discharging their fiduciary duties, as climate scenarios of 3°C or more equal market chaos.

•	Within this broad context, the market for trucks is evolving quickly, with demand for electric vehicles predicted to increase significantly in the years ahead.

•	Lack of clarity on the company’s policy positions and those of its trade associations with regard to this evolution may undermine investor confidence in PACCAR’s ability to make the necessary transition.

•	A regulatory environment that facilitates the transition to zero emissions trucks and thereby accelerates the trucking fleet turnover provides a growth opportunity.

•	To date, PACCAR has not articulated an aggressive strategy for ramping up zero emissions trucks production or sales - - lagging peers Volvo Trucks and Daimler with regard to goals for zero emissions truck sales.

•	Allowing its trade association to slow progress while the company continues to rely upon diesel-powered trucks may put the company out of line with market trends.

•	If it is the case that PACCAR opposes the goals of the Paris Agreement, or has a clear view on how regulation could make the transition to zero emissions trucks more successful, the company should say so and describe the policy activities it undertakes.1

•	We believe that Paris-aligned climate lobbying helps to mitigate these risks and contributes positively to the long-term value of our investment portfolios. Unfortunately, trade association lobbying on behalf of companies too often presents obstacles to progress in creating a conducive environment for real economy decarbonization.

•	Insufficient information is presently available to help investors understand whether and how PACCAR works to ensure that its lobbying activities, conducted directly in the company’s name, and conducted indirectly through trade associations, align with policy to support the necessary climate transition, and what PACCAR does to address any misalignments it has found.

•	In 2019, two hundred institutional investors managing $6.5 trillion wrote to 47 of the largest US companies, including PACCAR, seeking information on how the companies are managing this critical governance issue.2 We believe PACCAR has not been responsive to this request.

PACCAR’s Lobbying Disclosure:

In its opposition statement, PACCAR points to its disclosure in the CDP Report on its policy activity and highlights its high marks from CDP.3 However, this disclosure is vague, pointing to a set of broad issues, “Fuel Efficiency, GHG Emissions and non-GHG Emissions”, as the company’s policy focus.

PACCAR provides boilerplate language: “Improving fuel economy and the commercialization of alternate fuels helps PACCAR’s customers reduce costs and impacts on the environment.” The company does not answer the important questions describing whether and how the company’s direct and indirect policy activities are aligned with rapid and effective decarbonization.

Recognizing this, the SEC Division of Corporate Finance rejected the company’s request to exclude Calvert’s shareholder proposal, agreeing with Calvert that the company had not substantially implemented the proposal request.4 Pointing to a lack of disclosure and alignment, InfluenceMap, which analyzes corporate public policy activities, rate PACCAR poorly. As of December 2022, InfluenceMap had assigned a D+ rating to PACCAR’s climate lobbying activities.5

1 For example, policy proposals that incent customer adoption of zero emissions trucks

2 https://www.ceres.org/news-center/press-releases/200-investors-call-us-companies-align-climate-lobbying-paris-agreement

3 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/calvertpaccar030923-14a8.pdf

4 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2023/calvertpaccar030923-14a8.pdf

5 https://lobbymap.org/company/PACCAR-48e918779dd0d348cd39c7cd0cbf77b8/projectlink/PACCAR-in-Climate-Change-ff939962b600f88fd0826821352a411b

Background:

Without pointing to any specific public statement about its support for the goals of the Paris Agreement nor identifying policy engagement on a specific rule or legislation, PACCAR simply asserts that its own lobbying and the lobbying of its trade associations is aligned with the goals of the Paris Agreement.

Our shareholder proposal requests an analysis of whether and how lobbying activities align with the Paris Agreement. This requires that PACCAR set forth information regarding its stated positions, including its actual lobbying activities and those of its trade associations and an explanation of whether and how those activities support achievement of the Paris Agreement’s goals. It has not taken these steps.

In its disclosures PACCAR does not identify any specific legislation or regulation on which it has lobbied or the positions it took, which is a necessary part of an alignment analysis. PACCAR has not made a public commitment to lobby for policies that support the Paris Agreement. In fact, it has engaged in lobbying that is inconsistent with meeting the Paris Agreement’s temperature goal.

There are numerous examples in the public record, summarized in a report from Influence Map, of the company or more often its trade association the Truck and Engine Manufacturers Association (EMA) opposing state and federal policy or regulatory proposals to reduce GHG emissions and speed the adoption of zero emissions trucks.6

For example, PACCAR opposed an EPA effort to strengthen greenhouse gas (“GHG”) regulations last year, as well as initiatives in three states to adopt California’s Advanced Clean Truck (ACT) rule.7 The EMA has lobbied in numerous states to oppose the adoption of the ACT and has strongly opposed tightening federal heavy-duty GHG emissions Phase 2rules.

Again, if PACCAR and its trade associations oppose the goals of the Paris Agreement or have a clear view on how regulation could make the transition to zero emissions trucks more likely to succeed, the company should say so and describe the policy activities it supports.

With United States federal rulemaking processes relating to heavy-duty vehicles’ greenhouse gas emissions underway in 2023, and efforts in states such as California’s Advanced Clean Fleet rule, the company’s and its trade associations’ roles in policy and regulatory activity are particularly important, right now. Strong federal and state policies will play a critical role in driving widespread electrification, which will be necessary to meet climate, public health, and equity goals, and will level the playing field for manufacturers committed to electrification.

6 https://lobbymap.org/report/US-Heavy-Duty-Transport-Climate-Change-20434

7 https://lobbymap.org/report/US-Heavy-Duty-Transport-Climate-Change-20434